FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS

HELD ON APRIL 29, 2010

1.            DATE, TIME AND PLACE: On April, 29, 2010, at 5:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.            CALL NOTICE: Call Notice published in the São Paulo State Register (the “Diário Oficial do Estado de São Paulo”), in the issues dated April 10, 13 and 14, 2010, on pages 36, 41 and 56, respectively, and in the “Valor Econômico” newspaper, in the issues dated April 12, 13 and 14, 2010, on pages D4, D3 and D3, respectively.

3.            QUORUM: Shareholders representing more than two-thirds of the company capital with voting rights, according to the signatures on the respective Shareholders’ Book, wherefor the legal quorum needed was obtained.

4.            MEETING BOARD: The Chairman of the meeting was assumed by Enéas César Pestana Neto, President of the Company, according to article 9º of the By-Laws, who invited me, André Rizk, to join the meeting as its secretary.

5.            AGENDA: (i) Reading, discussion and voting of the financial statements concerning the fiscal year ended on December 31, 2009; (ii) Approval of Management Proposal related to the designation of the earnings corresponding to the fiscal year ended on December 31, 2009; (iii) Approval of Capital Budgeting; (iv) Approval of Management Proposal related to the Investment Plan for 2010; (v) Fixing of the overall compensation to be paid to the Company managers; (vi) Acceptance of the request for resignation submitted by Mr. Hakim Laurent Aouani from his position of member of the Company’s Board of Directors; (vii) Election of Mr. Arnaud D. C. W. J. Strasser and Mr. Ulisses Kameyama as the new members of the Company’s Board of Directors; (viii) Election of members of the Supervisory Board; (ix) Approval of Management Proposal related to the increase to the Company capital upon the capitalization of the Reserve for Expansion and the Reserve for Retained Earnings based on the Capital Budgeting, both determined at the Annual Meeting of the Shareholders held on April 30, 2009, with the subsequent increase to the Company capital in the amount of R$ 85,479,849.17, with no issuance of new shares, and amendment to Article 4 of the Company Bylaws; (x) Approval of Management Proposal related to the increase to the Company capital upon the capitalization of the goodwill special reserve in the total amount of R$ 83,908,229.25, in that 20% of the total amount of the increase, that is, R$ 16,781,645.85, were capitalized with no issuance of new shares, in favor of all the shareholders, and 80% of the total amount of the increase, that is, R$ 67,126,583.40, were capitalized in favor or the Company’s controlling shareholder, to wit, Wilkes Participações S.A., in accordance with Section 7 of CVM Instruction 319/99 (as amended), upon the issuance of new preferred shares class A, whose issuing price shall be defined based on the weighted average for the 15 trading sessions before the date of this call, and, as a consequence, amendment to Article 4 of the Company Bylaws. The shareholders will be ensured the preemptive right to subscribe the new shares class A to be issued, as per Section 171 of Law 6,404/76 (as amended). The new preferred shares class A shall be entitled to the same rights and shall bear the same characteristics as the preferred shares class A currently existing, except for the right to receive dividends concerning the fiscal year ended on December 31, 2009; (xi) Restatement of the Company Bylaws; and (xii) Authorization for the Company to publish its corporate, financial and accounting documents in the “Brasil Econômico” newspaper as well.

6.            SUMMARY OF RESOLUTIONS: The Annual Meeting of the Shareholders, by unanimous vote of the shareholders present, the legally impeded shareholders being duly exempted from voting, decided as follows:

6.1.         To approve the balance sheet and other financial statements concerning the fiscal year ended on December 31, 2009, with no qualifications, said statements having been published in the São Paulo State Register (the “Diário Oficial do Estado de São Paulo”), on March 3, 2010, on page 42, and in the “Valor Econômico” newspaper, on March 3, 2010, page C5.

6.2.         To approve the Management Proposal for the earnings related to the fiscal year ended on December 31, 2009, especially with respect to the approval of distribution of dividends in the amount of ninety-four million, one hundred eleven thousand, five hundred ninety-three Brazilian reais and fifty-two cents (R$ 94,111,593.52), corresponding to: (i) R$ 0.357930277 per each common share; (ii) R$ 0.393723302 per each preferred share class A; and (iii) R$ 0.01 per each preferred share class B. The total amount of dividends related to the fiscal year ended on December 31, 2009, distributed by the Company, including the amount of forty-six million, three hundred eighty-eight thousand, five hundred sixty-eight Brazilian Reais and eighteen cents (R$ 46,388,568.18) as dividends in advance already distributed, is one hundred forty million, five hundred thousand, one hundred sixty-one Brazilian Reais and seventy-one cents (R$ 140,500,161.71), corresponding to (i) R$ 0.534483430 per each common share; (ii) R$ 0.587931773 per each preferred share class A; and (iii) R$ 0.01 per each preferred share class B. The dividends proposed shall be paid in Brazilian currency within up to sixty (60) days from the date hereof.

6.3.         To approve the Company’s Capital Budgeting for the fiscal year 2010, prepared by the Management, in accordance with Section 196 of Law 6,404/76.

6.4.         To approve the Management Proposal concerning the Investment Plan for 2010, in the amount of one billion, six hundred one million and ninety-three Brazilian Reais (R$ 1,601,093,000.00).

6.5.         To fix the overall annual compensation of the Company managers in the amount of  forty-six million four hundred sixty-eight thousand nine hundred forty-three Brazilian Reais (R$ 46,468,943.00), which shall be divided as follows: (i) seven million six hundred thirty-eight thousand Brazilian Reais (R$ 7,638,000.00) shall be designed for the Company’s Board of Directors; and (ii) thirty-eighty million, eight hundred thirty thousand nine hundred forty-three Brazilian Reais (R$ 38,830,943.00) shall be designed for the Executive Board. The Advisory Board was designed a compensation in the amount of one hundred ninety-two thousand Brazilian Reais (R$ 192,000.00).

6.6.         To accept the request for resignation submitted by Mr. Hakim Laurent Aouani from his position of member of the Company’s Board of Directors. The Company CEO, on behalf of the Company, expressed his gratitude for the invaluable contribution made by Mr. Hakim Aouani, who has been essential for the development and growth accomplished by this Company.

6.7.         To elect, to be a member of the Board of Directors, and to hold office until the Annual Meeting of the Shareholders to be held in 2011: Mr. Arnaud D. C. W. J. Strasser, a French citizen, married, business administrator, bearer of Passport number 07CH21148, residing and domiciled in France, at 4, Avenue du Maréchal de Lattre de Tassigny, 92210, Saint-Cloud, and Ulisses Kameyama, a Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card RG 08.987.322-8, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 013.807.477-16, residing and domiciled in France, at 60, Rue Violet, 75015, Paris, both herein represented by Luis Frederico Barbosa Battendieri, Brazilian citizen, lawyer, divorced, bearer of RG nº 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nº 605.642.021-34, residing and domicilied in the Municipality of the State of Sao Paulo, with business address at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124.

6.7.1.     In view of the resolutions above, the Company’s Board of Directors is now made up of the following persons: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Fábio Schvartsman, Jean-Charles Henri Naouri, Jean Louis Bourgier, Antoine Marie Remi Lazars G. D’Estaing, Pedro Henrique Chermont de Miranda, Arnaud D. C. W. J. Strasser, and Ulisses Kameyama.

6.8.         To elect, in order to make up the Company’s Supervisory Board, and to hold office for one (1) year, the following persons: Fernando Maida Dall’Acqua, a Brazilian citizen, married, university professor, bearer of the Brazilian Identity Card RG 4.146.438, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 655.722.978-87, residing and domiciled in the city Capital of São Paulo State, at Rua Carlos Queiroz Telles,  81, apt. 131; Mario Probst, a Brazilian citizen, married, business administrator, bearer of the Brazilian Identity Card RG 4.745.481-7, SSP/SP (issued by the São Paulo State Public Security Office), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 029.415.318-74, residing and domiciled in the city Capital of São Paulo State, at Rua Robélia, 614; Miguel Roberto Gherrize, a Brazilian citizen, married, accountant, bearer of the Brazilian Identity Card RG 2.563.050, SSP/SP (issued by the São Paulo State Public Security Office), enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 107.140.308-72, residing and domiciled in the city Capital of São Paulo State, at Rua Joaquim José Neves, 60, apt. 192C; whose substitutes are, respectively: Antonio Luiz de Campos Gurgel, a Brazilian citizen, married, business administrator, bearer of the Brazilian Identity Card RG 2.575.484, SSP/SP,  enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 030.703.368-68, residing and domiciled in the city Capital of São Paulo State, at Rua Professor Alexandre Correia, 321, apt. 72; John Michael Streithorst, a Brazilian citizen, married, computing engineer, bearer of the Brazilian Identity Card RG 08.367.388-9, IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 001.186.767-17, residing and domiciled in the city Capital of São Paulo State, at Rua Desembargador Joaquim Barbosa de Almeida, 413; and Oswaldo Orsolin, a Brazilian citizen, married, economist, bearer of the Brazilian Identity Card RG 2.911.852-9, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 034.987.868-49, residing and domiciled in the city Capital of São Paulo State, at Avenida Lopes de Azevedo, 154, casa 1.

6.8.1.     The overall compensation to be paid to the Company’s Supervisory Board was fixed in the amount of up to four hundred thirty-two thousand Brazilian Reais (R$ 432,000.00).

6.9.         To approve the Management Proposal related to the Company capital increase, with no issuance of new shares, upon the capitalization of the Reserve for Expansion and the Reserve for Retained Earnings based on the Capital Budgeting, both determined at the Annual Meeting of the Shareholders held on April 30, 2009,  in the amount of eighty-five million, four hundred seventy-nine thousand, eight hundred forty-nine Brazilian Reais and seventeen cents (R$ 85,479,849.17, from five billion three hundred seventy-eight million, sixty-one thousand nine hundred sixty-two Brazilian Reais and fifteen cents (R$ 5,378,061,962.15) to five billion four hundred sixty-three million five hundred forty-one thousand eight hundred eleven Brazilian Reais and thirty-two cents (R$ 5,463,541,811.32). Thus, the main clause of Article 4 of the Company Bylaws is now in force with the following drafting:

“ARTICLE 4 – The Company Capital is five billion, four hundred sixty-three million five hundred forty-one thousand eight hundred eleven Brazilian Reais and thirty-two cents (R$ 5,463,541,811.32), fully paid and divided into two hundred fifty-five million, sixty-six thousand, seven hundred twenty-one (255,066,721) shares without par value, of which ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) are common shares; one hundred forty-eight million six hundred eighty-eight thousand nine hundred thirty-one (148,688,931) are preferred shares class A; and six million six hundred ninety-seven thousand nine hundred thirty-nine (6.697.939) are preferred shares class B.”

6.10.      To approve the Management Proposal related to the increase to the Company capital, upon the capitalization of the goodwill special reserve in the total amount of R$ 83,908,229.25. Out of the total amount of the increase, sixteen million, seven hundred eighty-one thousand six hundred forty-five Brazilian Reais and eighty-five cents (R$ 16,781,645.85) will be capitalized with no issuance of new shares, in favor of all the shareholders, and sixty-seven million one hundred twenty-six thousand five hundred eighty-three Brazilian Reais and forty cents (R$ 67,126,583.40) will be capitalized in favor of the Company’s controlling shareholder, to wit, Wilkes Participações S.A., in accordance with Section 7 of CVM Instruction 319/99 (as amended), upon the issuance of one million one hundred eleven thousand five hundred fifty-one (1,111,551) new preferred shares class A. The issuing price of said preferred shares class A is sixty Brazilian Reais and thirty-nine cents (R$ 60.39) and was defined based on the weighted average of the fifteen (15) trading sessions before the publication of the first Call Notice for this Meeting, in accordance with Section 170, Paragraph One, Subsection III of Law 6,404/76 (as amended).  The shareholders will be ensured the preemptive right to subscribe the new shares issued upon the capital increase, and the shareholders who opt for exercising such right must make payment of the issuing price of the subscribed shares directly to the parent company, to wit, Wilkes, in Brazilian currency, as authorized by Section 171, Paragraph 2, of Law 6,404/76 (as amended), and by Section 7, Paragraph 1 of CVM Instruction 319/99. The preemptive right must be exercised within the period of thirty (30) running days from the publication of the Notice to Shareholders providing information about the beginning of said time-period. The subscription of the shares shall be concluded following the end of the abovementioned deadline for exercise of such preemptive right.

6.10.1.   As a consequence of the increase to the Company capital herein resolved, the Company capital shall be five billion five hundred forty-seven million four hundred fifty thousand forty Brazilian Reais and fifty-seven cents (R$ 5,547,450,040.57), fully paid and divided into two hundred fifty-six million one hundred seventy-eight thousand two hundred seventy-two (256,178,272) shares without par value, of which ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) shall be common shares, one hundred forty-nine million eight hundred thousand four hundred eighty-two (149,800,482) shall be preferred shares class A, and six million six hundred ninety-seven thousand nine hundred thirty-nine (6,697,939) shall be preferred shares class B. As a consequence, the main clause of Article 4 of the Company Bylaws is now in force with the following drafting:

“ARTICLE 4 -  The Company Capital is five billion five hundred forty-seven million four hundred fifty thousand forty Brazilian Reais and fifty-seven cents (R$ 5,547,450,040.57), fully paid and divided into two hundred fifty-six million one hundred seventy-eight thousand two hundred seventy-two (256,178,272) shares without par value, of which ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) are common shares, one hundred forty-nine million eight hundred thousand four hundred eighty-two (149,800,482) are preferred shares class A, and six million six hundred ninety-seven thousand nine hundred thirty-nine (6,697,939) are preferred shares class B.”

6.10.2.   As stated in the abovementioned proposal, a new capitalization of part of the goodwill special reserve shall be made following consolidation of the division of the Company in parts under Law 11,941/09.

6.11.      To approve the restatement of the Company Bylaws, which shall be drafted as stated in the Annex hereto.

6.12.      To authorize the Company to publish its corporate, financial and accounting documents in the “Brasil Econômico” newspaper as well.

7.            DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2009; and (c) Management Proposals.

8.            ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary, being duly read, approved and signed by all present. São Paulo, April 29, 2010. Signatures: Enéas César Pestana Neto – Chairman; André Rizk – Secretary.

Attending Shareholders: Wilkes Participações S.A., by itself and in the capacity of usufructuary owner of the rights to vote belonging to Sudaco Participações Ltda., Casino Guichard Perrachon, Abílio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila, (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran); CREDIT AGRICOLE ASSET MANAGEMENT (p.p. Antonio de Almeida e Silva); Norges Bank, Vanguard Insvestment Series, The Boeing Company Employee, Washington State Board, Vanguard Total International e Australian Reward Investment. (p.p. Antonio de Almeida e Silva); Amundi Funds (p.p. Antonio de Almeida e Silva); Caisse de Depot Du Quebec, West Virginia Investment, Eaton Vance Tax-Managed, IBM Savings Plan, The Master T. B. of Japan, Wilmington Multi-Manager, Régime de Retraite de Montreal, The Public Education Employee Retirement System of Missour, The Public School Ret System of Missouri,  Teacher Retirement System of Texas, John Hancock Trust International Equity Index Trust B, John Hancock Trust International Equity Index Trust A, Pensionskassernes Administration A/S, State oh New jersey Commom Pension Fund D, Ing Artio Foreign Portofolio, Ing Foreign Fund, The Genreal Retirement System of the City of Detroit, Dimensional Funds PLC, AT&T Union Welfare Benefit Trust, John Hancock Funds II International Equity Index Fund, Eaton Vance Structured Emerging Markets Fund, State of California Public Emplyees Retirement System, State of Connecticut Retirement Plans and Trust Funds, Vanguard Emerging Markets Stock Index Fund, Wellington Trust Company N. A., Dimensional Funds II PLC, State of California Public Emplyees Retirement System, Institutionnel 3D, Alpine Total Dynamic Dividend Fund, Alpine Global Dynamic Dividend Fund, Alpine Dynamic Dividend Fund, Schwab Fundamental Emerging Markets Index Fund, College Retirement Equities Fund, Artio International Equity Fund, Artio Global Equity Fund Inc., State of California Public Employees Retirement System, City of Philadelphia Public Emplyees Retirement System, Vanguard Total World Stock Index Fund A Series of Vanguard, Artio International Equity Fund II, Teacher Retirement System of Texas, Ishares MSCI Brazil (Free) Index Fund, PPL Services Corporation Master Trust, Emerging Markets Strategic Insights Non-Lendable Fund B, Emerging Markets Strategic Insights Non-Lendable Fund, BGI Emerging Markets Strategic Insights Fund LTD, Emerging Markets Sudan Free Equity Index Fund, Ametek INC Employees Master Retirement Trust, Schwab Emerging Markets Equity ETF, Nationwide Defined Benefit Master Trust, Alaska permanent Fund, Wilmington Multi-Manager International Fund, Wilmington Multi-Manager International Equity Fund Select L P, UAW Retiree Medical Benefits Trust, UPS Group Trust e Emerging Markets Index (p.p. Antonio de Almeida e Silva); Rio Bravo Fundamental LLC, Rio Bravo Fundamental 06 FIA, Rio Bravo Fundamental FIA e Rio Bravo Fundamental Macro FIA Multimercado. (p.p. Rafael Alves Rodrigues).

This is a true copy of its original.

André Rizk

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.